UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company (Issuer))

PULMUONE CORNERSTONE CORPORATION,

(Offeror)

PULMUONE U.S.A., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Pulmuone Cornerstone Corporation

c/o Pulmuone U.S.A., Inc.

2315 Moore Avenue Fullerton, California 92833

Attention: Young Chul Kang, Chief Executive Officer

(714) 578-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 45,333,221.40	$ 2,529.59

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $2.70 per share, by 16,790,082, the number of outstanding shares of common stock of Monterey Gourmet Foods, Inc. as of November 6, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	2,529.59	Filing Party:	Pulmuone U.S.A., Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2009 (as amended or supplemented, the “Schedule TO”) by Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (together with the Common Stock, the “Shares”), of Monterey Gourmet Foods, Inc. (“MGF” or the “Company”), at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 10, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Items 1 - 11.

The Offer to Purchase is hereby amended by:

(1)	Inserting the following at the end of the third paragraph under the section entitled “Background of the Offer; Contacts with MGF” on page 25 of the Offer to Purchase:

“Representatives of MGF and Parent also continued their discussions regarding MGF’s growth potential and strategic direction, including without limitation the historic role of its management team. During this period, Parent indicated to Eric C. Eddings, the Chief Executive Officer of MGF, that it was considering the possibility of his continued employment at MGF after the closing of the proposed transaction.”

(2)	Inserting the following new first full paragraph on page 26 of the Offer to Purchase in the section entitled “Purpose of the Offer and Plans for MGF; Merger Agreement”:

“Subsequent to the execution of the Merger Agreement, Parent and Mr. Eddings had several discussions regarding the possibility of his remaining employed at MGF after the closing of the Offer and the Merger on terms that would supersede the terms of his existing employment and change in control severance agreements with MGF, which are described at page 4 of the Schedule 14D-9, and that would result in his forgoing the benefits under these existing agreements.

While no agreement has been reached, and no formal employment agreement has been executed, the parties discussed the following proposed terms: (i) a base salary of $328,000 for fiscal year 2010, subject to a 3% increase in the event certain performance thresholds are achieved, (ii) a signing bonus of $425,000, (iii) certain additional incentive compensation based upon the achievement of certain performance thresholds to be payable in the form of a cash bonus and phantom stock options, (iv) minimum severance equal to one year base salary, and (v) an initial three-year term. We cannot assure you if or when any such agreement will be reached, or whether the terms of any such agreement would be the same as described in this paragraph.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PULMUONE U.S.A., INC.

By:	/s/ Young Chul Kang
Name: Title:	Young Chul Kang Chief Executive Office

PULMUONE CORNERSTONE CORPORATION

By:	/s/ Young Chul Kang
Name: Title:	Young Chul Kang Chief Executive Office

Date: December 4, 2009

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Press release issued by Parent on November 10, 2009.

(a)(1)(H)*	Form of summary advertisement, published November 10, 2009.

(b)(1)*	Credit Facilities Commitment Letter, dated October 9, 2009, from Korea Development Bank to Pulmuone Holdings Co., Ltd. and Purchaser

(d)(1)*	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser, and the Company.

(d)(4)*	Confidentiality Agreement between the Company and Pulmuone Holdings Co., Ltd., dated May 27, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed